Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	July 31, 2024 $	April 30, 2024 $
ASSETS
Current assets
Cash		3,913	3,459
Amounts receivable, net		2,509	3,790
Taxes receivable		324	414
Inventory		1,869	2,139
Unbilled revenue		684	277
Prepaid expenses		1,720	1,408
		11,019	11,487
Restricted cash		87	86
Deposit on equipment		485	475
Property and equipment	5, 8	16,437	16,696
Intangible assets	6	23,424	23,557
Goodwill		7,847	7,687
Total assets		59,299	59,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	4,816	4,372
Deferred revenue		1,301	1,353
Income taxes payable	2	560	553
Leases	8	1,605	1,563
Deferred acquisition payments		292	284
Debentures, net	7	2,599	—
		11,173	8,125
Leases	8	11,896	12,118
Deferred income tax liability	2	3,376	4,067
Total liabilities		26,445	24,310
SHAREHOLDERS' EQUITY
Share capital	9	120,264	119,773
Contributed surplus	9	12,552	12,387
Accumulated other comprehensive loss		2,597	2,078
Accumulated deficit		(102,559)	(98,560)
		32,854	35,678
Total liabilities and shareholders’ equity		59,299	59,988

Approved and authorized on behalf of the Board of Directors on September 13, 2024

“Mitch Levine” Director “Dirk Witters” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands, except share data)	Note	2024 $	2023 $
REVENUE		5,263	5,688
COST OF SALES		2,907	2,893
GROSS PROFIT		2,356	2,795
EXPENSES
Research and development		1,642	947
Sales and marketing		718	1,063
General and administrative		4,163	3,987
Amortization of intangible assets	6	606	847
		7,129	6,844
Loss before other income (expenses) and income taxes		(4,773)	(4,049)
OTHER INCOME (EXPENSES)
Grant income	13	146	283
Interest, accretion and other income		(2)	8
Unrealized foreign exchange loss		(146)	(73)
		(2)	218
Loss before income taxes		(4,775)	(3,831)
Income taxes	2	776	415
NET LOSS FOR THE PERIOD		(3,999)	(3,416)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		519	(1,170)
COMPREHENSIVE LOSS FOR THE PERIOD		(3,480)	(4,586)
LOSS PER SHARE – BASIC AND DILUTED		(0.15)	(0.14)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		27,132,355	25,050,260

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2023	25,050,260	117,470	—	10,796	2,690	(72,441)	58,515
Share-based expense	—	—	—	823	—	—	823
Comprehensive loss for the period	—	—	—	—	(1,170)	(3,416)	(4,586)
Balance, July 31, 2023	25,050,260	117,470	—	11,619	1,520	(75,857)	54,752

Balance, April 30, 2024	26,944,500	119,773	—	12,387	2,078	(98,560)	35,678
Shares issued pursuant to ATM	357,760	491	—	—	—	—	491
Share-based expense	—	—	—	165	—	—	165
Comprehensive loss for the period	—	—	—	—	519	(3,999)	(3,480)
Balance, July 31, 2024	27,302,260	120,264	—	12,552	2,597	(102,559)	32,854

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands)	Note	2024 $	2023 $
Operating activities:
Net loss for the period		(3,999)	(3,416)
Items not affecting cash:
Amortization and depreciation	5, 6, 13	1,395	1,494
Deferred income taxes		(645)	(216)
Accretion		3	5
Foreign exchange		155	113
Share-based expense	8, 9, 10	165	823
		(2,926)	(1,197)
Changes in non-cash working capital related to operations:
Amounts receivable		1,274	(62)
Inventory		299	(55)
Unbilled revenue		(400)	(446)
Prepaid expenses		(293)	175
Accounts payable and accrued liabilities	10	530	242
Sales and income taxes payable and receivable		(249)	635
Deferred revenue		(59)	155
Net cash used in operating activities		(1,824)	(553)
Investing activities:
Purchase of property and equipment	5	(263)	(136)
Deferred acquisition payments		—	(146)
Sale of QVQ Holdings BV shares		—	85
Net cash used in investing activities		(263)	(197)
Financing activities:
Proceeds on share issuance, net of transaction costs	8	491	—
Repayment of leases	7	(394)	(405)
Debenture		2,599	—
Net cash used in financing activities		2,696	(405)
Increase (decrease) in cash during the period		609	(1,155)
Foreign exchange		(154)	(398)
Cash – beginning of the period		3,545	8,366
Cash – end of the period		4,000	6,813
Cash is comprised of:
Cash		3,913	6,729
Restricted cash		87	84
		4,000	6,813
Cash paid for interest		—	—
Cash paid for income tax		—	—

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $4.0 million for the three months ended July 31, 2024, and has accumulated a deficit of $102.6 million as of July 31, 2024. The Company had $4.0 million cash on hand as of July 31, 2024. The Company expects its cash on hand as of July 31, 2024 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and include the significant accounting policies as described in Note 3.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors.

(b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

(c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - July 31, 2024 and April 30, 2024	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	U.S. dollar
Talem Therapeutics LLC ("Talem")	100%	USA	U.S. dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

(e)
Correction of immaterial error

During the first quarter of fiscal year 2025, we corrected an immaterial error related to fiscal years 2023 and 2024. The adjustment related to the correction of the recognition of a deferred tax asset and resulting offset with the deferred income tax liability for fiscal years 2023 and 2024. The error had the impact of overstating the deferred tax liability and overstating the net loss in fiscal 2023 and 2024. Management evaluated the effect of the adjustment on previously issued interim and annual consolidated financial statements in accordance with IFRS guidelines and concluded that it was immaterial to the interim and annual periods. As a result, in accordance with IFRS, we corrected our Consolidated Statements of Financial Position and Comprehensive Loss as of July 31, 2024.

The effects of this adjustment on our Consolidated Statements of Financial Position and Comprehensive Loss as of July 31, 2024 are as follows:

	Previously reported	Adjustments	As adjusted
Balance sheet items: (in thousands)	4/30/2024	4/30/2024	4/30/2024
Deferred income tax liability	5,825	(1,758)	4,067
Total liabilities	26,067	(1,757)	24,310
Accumulated deficit	(100,265)	1,705	(98,560)
Accumulated other comprehensive loss	2,025	53	2,078
Total shareholders' equity	33,921	1,757	35,678

	Previously reported	Adjustments	As adjusted
Income statement items: (in thousands)	7/31/2023	7/31/2023	7/31/2023
Income taxes	262	153	415
Net loss for the period	(3,565)	149	(3,416)
Exchange difference on translating foreign operations	(1,216)	46	(1,170)
Comprehensive loss for the period	(4,781)	195	(4,586)
Basic and diluted loss per share*	(0.14)	0.00	(0.14)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We adopted these amendments in our first fiscal quarter ending July 31, 2024 with no impact noted to our classification of liabilities.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2024.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	31	16,773
Additions	56	—	—	7,826	1	27	1,316	—	9,226
Disposals	(111)	(31)	(49)	(1,634)	—	(344)	(2,554)	—	(4,723)
Foreign exchange	(4)	(1)	(1)	(133)	(3)	(2)	(92)	—	(236)
Balance, April 30, 2024	229	21	—	15,144	165	307	5,143	31	21,040
Additions	—	—	—	—	—	—	46	215	261
Foreign exchange	4	—	—	242	3	2	78	—	329
Balance, July 31, 2024	233	21	—	15,386	168	309	5,267	246	21,630

Accumulated Depreciation:
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	—	6,350
Depreciation	101	4	—	1,723	56	58	849	—	2,791
Disposals	(110)	(31)	(49)	(1,606)	—	(344)	(2,554)	—	(4,694)
Foreign exchange	(2)	—	(1)	(38)	(1)	—	(61)	—	(103)
Balance, April 30, 2024	146	6	—	1,831	112	102	2,147	—	4,344
Depreciation	25	1	—	473	14	15	255	—	783
Foreign exchange	3	(1)	—	31	2	1	30	—	66
Balance, July 31, 2024	174	6	—	2,335	128	118	2,432	—	5,193

Net Book Value:
April 30, 2024	83	15	—	13,313	53	205	2,996	31	16,696
July 31, 2024	59	15	—	13,051	40	191	2,835	246	16,437

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the three months ended July 31, 2024 and the year ended April 30, 2024 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616
Impairments and disposals	—	(3,830)	(40)	—	(193)	(4,063)
Foreign exchange	—	(595)	(137)	(3)	(5)	(740)
Balance, April 30, 2024	33	30,718	7,926	136	—	38,813
Foreign exchange	—	641	166	3	—	810
Balance, July 31, 2024	33	31,359	8,092	139	—	39,623

Accumulated Amortization:
Balance, April 30, 2023	14	4,775	7,633	136	132	12,690
Amortization	19	2,666	216	2	65	2,968
Disposals	—	—	—	—	(193)	(193)
Foreign exchange	—	(74)	(128)	(2)	(4)	(208)
Balance, April 30, 2024	33	7,367	7,721	136	—	15,257
Amortization	—	589	17	—	—	606
Foreign exchange	—	170	163	3	—	336
Balance, July 31, 2024	33	8,126	7,901	139	—	16,199

Net Book Value:
April 30, 2024	—	23,351	205	—	—	23,556
July 31, 2024	—	23,233	191	—	—	23,424

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

7.
CONVERTIBLE DEBENTURES

On July 16, 2024 YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement (the "Securities Purchase Agreement") under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures are convertible into common shares of the Company (the “Common Shares”). The sale and issue of the first tranche consists of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 (the “First Closing”) with a maturity date of July 16, 2025. The sale and issue of the second tranche consists of U.S.$1.0 million principal amount of Convertible Debentures and was completed on August 16, 2024.

Each Convertible Debenture is an unsecured obligation of the Company and is guaranteed by certain of the Company’s subsidiaries. The Convertible Debentures incur interest at a rate of 8.0% per annum. The outstanding principal amount, and accrued and unpaid interest, if any, on the Convertible Debentures must be paid by the Company in cash when the same becomes due and payable under the terms of the Convertible Debentures at their stated maturity, upon their redemption or otherwise. Subject to certain limitations contained in the securities Purchase Agreement and the Convertible Debentures, the Convertible Debentures are redeemable by the Company and convertible by the holders if certain conditions are met.

In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

8.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

Total cash outflow for leases during the three months ended July 31, 2024 was $0.4 million (2023 - $0.4 million).

(in thousands)	$
2025	1,859
2026	2,452
2027	2,448
2028	2,442
2029	2,138
More than 5 years	5,836
Total minimum lease payments	17,175
Less: imputed interest	(3,674)
Total present value of minimum lease payments	13,501
Less: Current portion	(1,605)
Non-current portion	11,896

The nature of the Company’s leases by type of right-of-use asset as at July 31, 2024 is as follows:

Right-of-use assets

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	5.4 - 9.4 years	7.5 years	1	—	2	2
Automobiles	5	0.3 - 2.4 years	.9 years	—	—	5	5

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

The changes in the value of right-of-use assets during the three months ended July 31, 2024 and the year ended April 30, 2024 are as follows:

(in thousands)	Building $	Automobile $	Total $
Cost:
Balance, April 30, 2023	9,085	167	9,252
Additions	7,826	1	7,827
Disposals	(1,634)	—	(1,634)
Foreign exchange	(133)	(3)	(136)
Balance, April 30, 2024	15,144	165	15,309
Foreign exchange	242	3	245
Balance, July 31, 2024	15,386	168	15,554

Accumulated Depreciation:
Balance, April 30, 2023	1,752	57	1,809
Depreciation	1,723	56	1,779
Disposals	(1,606)	—	(1,606)
Foreign exchange	(37)	(1)	(38)
Balance, April 30, 2024	1,832	112	1,944
Depreciation	473	14	487
Foreign exchange	31	3	34
Balance, July 31, 2024	2,336	129	2,465

Net Book Value:
April 30, 2024	13,312	53	13,365
July 31, 2024	13,050	39	13,089

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the three months ended July 31, 2024 and 2023 are as follows:

(in thousands)	2024 $	2023 $
Leases of low value assets	3	4
Variable lease payments	125	36
	128	40

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

9.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2024 Transactions

During the year ended April 30, 2024, the Company issued 1,265,000 common shares in an underwritten public offering, including 165,000 common shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each common share, before the underwriter's discount and commissions, was U.S.$1.00.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility with Clear Street LLC ("ATM Facility"), replacing its previous at-the-market equity offering facility with Jefferies LLC, which was terminated on February 1, 2024. An Open Market Sales Agreement ("ATM Agreement") was entered into with Clear Street LLC, as sole sales agent ("Agent") on February 23, 2024. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On February 23, 2024, in connection with the ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to U.S.$60.0 million. On July 29, 2024, the Company filed an amendment to the prospectus supplement to reduce the aggregate gross sales price of Common Shares under the Clear Street ATM Facility to U.S.$8.8 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all others cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM Facility. During the year ended April 30, 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million.

2025 Transactions

During the three months ended July 31, 2024, the Company sold 357,760 common shares between the dates of May 1, 2024 through July 26, 2024, they were sold under the ATM Facility with proceeds net of commissions of $0.5 million.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

c)
Options

The following table summarizes stock option awards during the three months ended July 31, 2024 and the year ended April 30, 2024, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
January 19, 2024(1)	240,000	1.48	Directors	1.48(2)	0%	77%	3.64%	5.0 years	$0.4 million
January 4, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
January 23, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
March 1, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
March 15, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
April 2, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
May 8, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
May 23, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
June 11, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
August 8, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
November 13, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
January 1, 2024(1)	12,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$18 thousand
February 1, 2024(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
February 19, 2024(1)	12,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$18 thousand
February 20, 2024(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
(1)
Vesting conditions are as follows: one-fourth one year from hire date; one thirty-sixth each month after hire date.
(2)
Priced in U.S.$

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the three months ended July 31, 2024 the Company has recorded $0.2 million (2023 - $0.8 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the three months ended July 31, 2024 and the year ended April 30, 2024 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2023 (outstanding)	1,884,428	8.03	3.27
Granted	332,000	2.02	—
Expired	(577,335)	7.15	—
Forfeited	(117,726)	4.15	—
Balance, April 30, 2024 (outstanding)	1,521,367	8.29	2.88
Expired	(20,000)	14.50	—
Forfeited	(10,751)	1.45	—
Balance, July 31, 2024 (outstanding)	1,490,616	7.14	3.19
Unvested	(429,428)	3.39	4.84
Exercisable, July 31, 2024	1,061,188	8.66	2.53

Details of the options outstanding as at July 31, 2024 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 1, 2025	8.50	1.09	220,000	-	220,000
January 6, 2026	20.30	1.44	146,000	-	146,000
January 2, 2026	6.89	1.42	5,650	-	5,650
January 7, 2027	7.94	2.44	235,000	-	235,000
May 15, 2027	8.30	2.45	16,000	-	16,000
February 19, 2027(1)	5.79	2.79	64,000	-	64,000
February 19, 2028(1)	5.68	2.56	7,265	-	7,265
January 19, 2034(2)	5.68	3.56	475,452	158,484	316,968
January 4, 2033(3)	2.05	4.47	240,000	204,444	35,556
January 23, 2033(3)	2.04	8.44	8,000	5,167	2,833
March 1, 2033(3)	2.04	8.49	8,000	5,167	2,833
March 15, 2033(3)	2.04	8.59	8,000	5,500	2,500
April 2, 2033(3)	2.04	8.63	1,249	-	1,249
May 8, 2033(3)	2.04	8.68	4,000	2,833	1,167
May 23, 2033(3)	2.04	8.78	4,000	2,917	1,083
June 11, 2033(3)	2.04	8.82	4,000	2,917	1,083
August 8, 2033(3)	2.04	8.87	8,000	6,000	2,000
November 13, 2033(3)	2.04	9.03	4,000	4,000	—
January 1, 2034(3)	2.04	9.29	8,000	8,000	—
February 1, 2034(3)	2.04	9.43	12,000	12,000	—
February 19, 2034(3)	2.04	9.51	4,000	4,000	—
February 20, 2034(3)	2.04	9.56	8,000	8,000	—
	7.14	3.19	1,490,616	429,428	1,061,188
(1)
Exercise price of U.S. $4.10. The figure in the table above is translated at the July 31, 2024 rate.
(2)
Exercise price of U.S. $1.48. The figure in the table above is translated at the July 31, 2024 rate.
(3)
Exercise price of U.S. $1.47. The figure in the table above is translated at the July 31, 2024 rate.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

d)
Finder’s Warrants

There were no changes in the finder's warrants during the three months ended July 31, 2024. Details of the finder’s warrants outstanding as at July 31, 2024 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2023	130,111	22.77	2.77
Issued	56,650	1.37	4.61
Balance, April 30, 2024	186,761	16.44	2.62
Exercised	—	—	—
Balance, July 31, 2024	186,761	16.63	2.38

Details of the finder's warrants outstanding as at April 30, 2024 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	23.27	1.51	130,111
December 8, 2028(2)	1.38	4.37	56,650
(1)
Exercise price of U.S. $16.81. The figure in the table above is translated at the July 31, 2024 rate.
(2)
Exercise price of U.S. $1.00. The figure in the table above is translated at the July 31, 2024 rate.
10.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three months ended July 31, 2024 and 2023 are detailed below:

(in thousands)	2024 $	2023 $
Wages, salaries	2,674	2,780
Employee benefits	210	340
Payroll taxes	200	181
Severance	—	60
Share-based payments	165	823
	3,249	4,184

11.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Kristin Taylor, CFO; Brad McConn, former Chief Financial Officer; Dr. Ilse Roodink, Chief Scientific Officer; Lisa Helbling, former Director, Dr. Barry Duplantis, former Vice President of Client Relations; and Directors of the Company. During the three months ended July 31, 2024 and 2023, the compensation for key management is as follows:

(in thousands)	2024 $	2023 $
Salaries and other short-term benefits	613	647
Severance (included in salaries)	—	60
Share-based payments	116	516
Director compensation (included in salaries)	84	71
	813	1,294

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

At July 31, 2024, included in accounts payable and accrued liabilities is $0.3 million (April 30, 2023 - $1.2 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

12.
COMMITMENTS

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of July 31, 2024, the Company has not incurred any related earnout payments and the unpaid commitment related to the BioStrand earnout is €12.0 million.

13.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the three months ended July 31, 2024, the Company recorded €0.1 million in grant income related to this funding.

14.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At July 31, 2024 and April 30, 2024, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the three months ended July 31, 2024 and 2023 as follows:

	Three months ended July 31,
(in thousands)	2024 $	2023 $
United States of America	2,966	2,433
Europe	2,258	2,965
Canada	16	126
Australia	—	84
Other	23	80
	5,263	5,688

The Company’s revenues are allocated according to revenue types for the three months ended July 31, 2024 and 2023 as follows:

	Three months ended January 31,
(in thousands)	2024 $	2023 $
Project revenue	4,894	5,216
Product sales revenue	334	399
Cryostorage revenue	35	73
	5,263	5,688

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

The Company’s non-current assets are allocated to geographic regions as of July 31, 2024 and April 30, 2024 as follows:

	July 31, 2023 $	April 30, 2023 $
North America - Corporate	80	80
North America	4,044	4,138
Belgium	22,184	22,261
Netherlands	21,972	22,022
	48,280	48,501

Geographic segmentation of the Company’s net income (loss) for the three months ended July 31, 2024 and 2023 is as follows:

	Three months ended July 31,
(in thousands)	2024 $	2023 $
North America - Corporate	(2,587)	(1,545)
North America	(126)	(699)
Belgium	(1,604)	(971)
Netherlands	318	(201)
	(3,999)	(3,416)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three months ended July 31, 2024 and 2023 is as follows:

	Three months ended July 31,
Interest and accretion (in thousands)	2024 $	2023 $
North America - Corporate	5	6
North America	57	32
Belgium	4	3
Netherlands	184	118
	250	159

	Three months ended July 31,
Amortization and depreciation (in thousands)	2024 $	2023 $
North America - Corporate	2	3
North America	168	157
Belgium	522	605
Netherlands	703	729
	1,395	1,494

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

15.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	July 31, 2024 $	July 31, 2023 $
Acquisition of building and equipment by lease	—	2,729

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2024 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2024 $
Deferred acquisition payments	284	—	—	—	3	5	292
Leases	13,680	(394)	—	—	—	215	13,501
Total	13,964	(394)	—	—	3	220	13,793

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2023 $
Deferred acquisition payments	717	—	—	(146)	5	(17)	559
Leases	7,267	(405)	2,729	—	—	224	9,815
Total	7,984	(405)	2,729	(146)	5	207	10,374

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

16.
SUBSEQUENT EVENTS

On August 16, 2024, the Company completed the sale and issuance of the second tranche of U.S.$1.0 million principal amount of Convertible Debentures under the July 16, 2024 agreement with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP, under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures in two tranches and at a purchase price of 95% of the aggregate principal amount.

On August 19, 2024, the Company completed a conversion of $0.15 million of the principal amount of its Convertible Debentures, issued as part of the $1.0 million second tranche of the convertible debenture financing agreement with Yorkville, along with accrued interest.

On August 27, 2024, the Company completed an additional conversion of $0.15 million of the principal amount of its Convertible Debenture, along with accrued interest. As a result of these transactions, the outstanding principal balance on the Convertible Debenture has been reduced by $0.3 million.